

Asheesh Barman · 2nd

Asheesh Barman is the Co-Founder & President of Oodles Corporation

San Francisco Bay Area · 402 connections · **Contact info**

Oodles Corporation

 The Johns Hopkins University

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Experience

Co-Founder, President & COO
Oodles Corporation
2016 – Present · 3 yrs
San Francisco Bay Area

OodlesDeals is a FREE mobile app that showcases enticing promotions from food, drink and entertainment vendor-partners. Our patented process incentivizes consumers to go to our vendor-partners' retail outlets together, and the more they share and do together, the more value they get. Everything on the app is geared toward helping consumers spend more time together and creates a win-win scenario for both our vendor-partners and users.

After starting in Eugene, OR in April 2017, we've grown to 5 cities and continue to consistently hit all our set targets. We have a steadily growing user base and bring real value to c ...**see more**

 **Acutrack, Inc.**
16 yrs

 ### Chief Information Officer & Member Board of Directors
2009 – 2016 · 7 yrs
Livermore, CA

Responsible for shaping and executing Acutrack's IT strategy to meet overall business needs and objectives; including company's customer care, billing, and ordering systems; data center; desktops; internal telephony; and other corporate systems.

 ### Executive Vice President & Member Board of Directors
Jan 2000 – Oct 2009 · 9 yrs 10 mos

Member Board Of Directors
Kutunga, Inc.
Jul 2012 – Oct 2014 · 2 yrs 4 mos

Helped create a socially conscious digital video marketplace to bring together Content creators, Consumers and Causes.

Systems Integration Engineer
Philips Consumer Electronics
1997 – 1999 · 2 yrs

Education

The Johns Hopkins University

BS, Biomedical Engineering & Electrical Engineering
1990 – 1994

Skills & Endorsements

E-commerce · 15

Ron Burnett and 14 connections have given endorsements for this skill

Dvd · 11

Jagdish Jois and 10 connections have given endorsements for this skill

Digital Media · 9

Endorsed by **Josh Littlefield, who is highly skilled at this**

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